Exhibit 99.3

KAMADA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS AT SEPTEMBER 30, 2023

TABLE OF CONTENTS

Page

Condensed consolidated interim statements of financial position	1

Condensed consolidated interim statements of profit or loss and other comprehensive income	2

Condensed consolidated interim statements of changes in equity	3-5

Condensed consolidated interim statements of cash flows	6-7

Notes to the condensed consolidated interim financial statements	8-15

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KAMADA LTD.

Condensed Consolidated Interim Statements of Financial Position

	As of September 30,		As of December 31,
	2023	2022	2022
	Unaudited		Audited

Assets
Current Assets
Cash and cash equivalents	$52,603	$31,252	$34,258
Trade receivables, net	25,107	23,997	27,252
Other accounts receivables	1,648	6,884	8,710
Inventories	73,795	73,029	68,785
Total Current Assets	153,153	135,162	139,005

Non-Current Assets
Property, plant and equipment, net	27,362	25,898	26,157
Right-of-use assets	5,494	2,793	2,568
Intangible assets, Goodwill and other long-term assets	142,501	148,620	147,072
Contract assets	8,546	7,164	7,577
Total Non-Current Assets	183,903	184,475	183,374
Total Assets	$337,056	$319,637	$322,379
Liabilities
Current Liabilities
Current maturities of bank loans	$-	$4,444	$4,444
Current maturities of lease liabilities	1,138	1,004	1,016
Current maturities of other long term liabilities	15,989	25,095	29,708
Trade payables	12,812	30,619	32,917
Other accounts payables	7,318	7,948	7,585
Deferred revenues	15	40	35
Total Current Liabilities	37,272	69,150	75,705

Non-Current Liabilities
Bank loans	-	14,074	12,963
Lease liabilities	4,717	2,414	2,177
Contingent consideration	19,642	20,705	17,534
Other long-term liabilities	36,477	39,915	37,308
Deferred revenues	-	15	-
Employee benefit liabilities, net	558	813	672
Total Non-Current Liabilities	61,394	77,936	70,654

Shareholder’s Equity
Ordinary shares	15,020	11,732	11,734
Additional paid in capital net	265,700	210,355	210,495
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	(98)	(257)	(88)
Capital reserve from share-based payments	6,198	5,427	5,505
Capital reserve from employee benefits	318	212	348
Accumulated deficit	(45,258)	(51,428)	(48,484)
Total Shareholder’s Equity	238,390	172,551	176,020
Total Liabilities and Shareholder’s Equity	$337,056	$319,637	$322,379

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

KAMADA LTD.

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income

	Nine months period ended		Three months period ended		Year ended
	September 30,		September 30,		December 31,
	2023	2022	2023	2022	2022
	Unaudited		Unaudited		Audited

Revenues from proprietary products	$86,437	$67,198	$31,436	$25,580	$102,598
Revenues from distribution	19,650	16,702	6,498	6,637	26,741

Total revenues	106,087	83,900	37,934	32,217	129,339

Cost of revenues from proprietary products	47,863	37,856	17,447	13,151	58,229
Cost of revenues from distribution	17,146	14,632	5,684	6,196	24,407

Total cost of revenues	65,009	52,488	23,131	19,347	82,636

Gross profit	41,078	31,412	14,803	12,870	46,703

Research and development expenses	10,694	10,181	3,180	3,118	13,172
Selling and marketing expenses	11,573	10,435	3,711	3,843	15,284
General and administrative expenses	10,603	9,481	3,701	3,165	12,803
Other expenses	920	801	(157)	182	912
Operating income (loss)	7,288	514	4,368	2,562	4,532

Financial income	92	32	67	29	91
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	726	756	553	163	298
Financial Income (expense) in respect of contingent consideration and other long- term liabilities.	(3,358)	(5,924)	(1,288)	(2,049)	(6,266)
Financial expenses	(1,343)	(583)	(404)	(211)	(914)
Income (expense) before tax on income	3,405	(5,205)	3,296	494	(2,259)
Taxes on income	179	60	73	10	62

Net income (loss)	$3,226	$(5,265)	$3,223	$484	$(2,321)

Other comprehensive income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Gain (loss) on cash flow hedges	(334)	(830)	(90)	(46)	(776)
Net amounts transferred to the statement of profit or loss for cash flow hedges	324	519	59	231	634
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	(30)	361	(106)	(59)	497
Total comprehensive income (loss)	$3,186	$(5,215)	$3,086	$610	$(1,966)

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$0.07	$(0.12)	$0.07	$0.01	$(0.05)
Diluted net earnings per share	$0.06	$(0.12)	$0.06	$0.01	$(0.05)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

KAMADA LTD.

Condensed Consolidated Interim Statements of Changes in Equity

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from sharebased	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	In thousands
Balance as of January 1, 2023 (audited)	$11,734	$210,495	$(3,490)	$(88)	$5,505	$348	$(48,484)	$176,020
Net income	-	-	-	-	-	-	3,226	3,226
Other comprehensive income (loss)	-	-	-	(10)	-	(30)	-	(40)
Total comprehensive income (loss)	-	-	-	(10)	-	(30)	3,226	3,186
Issuance of ordinary shares, net of issuance cost	3,283	54,948	-	-	-	-	-	58,231
Exercise and forfeiture of share-based payment into shares	3	257	-	-	(257)	-	-	3
Cost of share-based payment	-	-	-	-	950	-	-	950
Balance as of September 30, 2023	$15,020	$265,700	$(3,490)	$(98)	$6,198	$318	$(45,258)	$238,390

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from sharebased	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	In thousands
Balance as of January 1, 2022 (audited)	$11,725	$210,204	$(3,490)	$54	$4,643	$(149)	$(46,163)	$176,824
Net income	-	-	-	-	-	-	(5,265)	(5,265)
Other comprehensive income (loss)	-	-	-	(311)	-	361	-	50
Total comprehensive income (loss)	-	-	-	(311)	-	361	(5,265)	(5,215)
Exercise and forfeiture of share-based payment into shares	7	151	-	-	(151)	-	-	7
Cost of share-based payment	-	-	-	-	935	-	-	935
Balance as of September 30, 2022	$11,732	$210,355	$(3,490)	$(257)	$5,427	$212	$(51,428)	$172,551

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

KAMADA LTD.

Condensed Consolidated Interim Statements of Changes in Equity

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from sharebased	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	In thousands
Balance as of July 1, 2023	$11,737	$210,727	$(3,490)	$(67)	$5,902	$424	$(48,481)	$176,752
Net income	-	-	-	-	-	-	3,223	3,223
Other comprehensive income (loss)	-	-	-	32	-	(115)	-	(83)
Total comprehensive income (loss)	-	-	-	32	-	(115)	1,812	1,729
Issuance of ordinary shares, net of issuance cost	3,283	54,948	-	-	-	-	-	58,231
Exercise and forfeiture of share-based payment into shares	-	25	-	-	(25)	-	-	-
Cost of share-based payment	-	-	-	-	321	-	-	321
Balance as of September 30, 2023	$15,020	$265,700	$(3,490)	$(98)	$6,198	$318	$(45,258)	$238,390

	Share capital	Additional paid in capital	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of July 1, 2022	$11,731	$210,319	$(3,490)	$(442)	$5,097	$271	$(51,912)	$171,574
Net income	-	-	-	-	-	-	484	484
Other comprehensive income (loss)	-	-	-	185	-	(59)	-	126
Total comprehensive income (loss)	-	-	-	185	-	(59)	484	610
Exercise and forfeiture of share-based payment into shares	1	36	-	-	(36)	-	-	1
Cost of share-based payment	-	-	-	-	366	-	-	366
Balance as of September 30, 2022	$11,732	$210,355	$(3,490)	$(257)	$5,427	$212	$(51,428)	$172,551

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

KAMADA LTD.

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Additional paid in capital	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Audited
	In thousands
Balance as of January 1, 2022 (audited)	$11,725	$210,204	$(3,490)	$54	$4,643	$(149)	$(46,163)	$176,824
Net income	-	-	-	-	-	-	(2,321)	(2,321)
Other comprehensive income (loss)	-	-	-	(142)	-	497	-	355

Total comprehensive income (loss)	-	-	-	(142)	-	497	(2,321)	(1,966)
Exercise and forfeiture of share-based payment into shares	9	291	-	-	(291)		-	9
Cost of share-based payment	-	-	-	-	1,153		-	1,153
Balance as of December 31, 2022	$11,734	$210,495	$(3,490)	$(88)	$5,505	$348	$(48,484)	$176,020

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

KAMADA LTD.

Condensed consolidated interim statements of cash flows

	Nine months period Ended		Three months period Ended		Year Ended
	September, 30		September, 30		December 31,
	2023	2022	2023	2022	2022
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Operating Activities
Net income (loss)	$3,226	$(5,265)	$3,223	$484	$(2,321)

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	9,506	9,143	3,179	3,055	12,155
Financial expenses (income), net	3,883	5,719	1,072	2,068	6,791
Cost of share-based payment	941	935	312	366	1,153
Taxes on income	179	60	73	10	62
Loss (gain) from sale of property and equipment	(5)	-	-	-	-
Change in employee benefit liabilities, net	(144)	(106)	(104)	(10)	(111)
	14,360	15,751	4,532	5,489	20,050
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	2,078	10,744	(618)	(6,358)	7,603
Decrease (increase) in other accounts receivables	2,716	2,917	1,177	844	(578)
Decrease (increase) in inventories	(5,011)	(5,606)	6,441	(8,509)	(1,361)
Decrease (increase) in deferred expenses	2,763	(2,596)	(279)	(2,112)	(1,340)
Increase (decrease) in trade payables	(18,617)	5,895	(13,181)	13,738	7,055
Increase (decrease) in other accounts payables	(359)	566	49	2,083	290
Decrease in deferred revenues	(20)	-	(23)	-	(20)
	(16,450)	11,920	(6,434)	(314)	11,649
Cash received (paid) during the period for:

Interest paid	(1,149)	(550)	(405)	(170)	(853)
Interest received	92	15	67	12	97
Taxes paid	(174)	(27)	(62)	(9)	(36)
	(1,231)	(562)	(400)	(167)	(792)

Net cash provided by (used in) operating activities	$(95)	$21,844	$921	$5,492	$28,586

KAMADA LTD.

Condensed consolidated interim statements of cash flows

	Nine months period Ended		Three months period Ended		Year Ended
	September, 30		September, 30		December 31,
	2023	2022	2023	2022	2022
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Investing Activities

Purchase of property and equipment and intangible assets	$(3,876)	$(2,807)	$(1,729)	$(1,616)	$(3,784)
Proceeds from sale of property and equipment	6	-	-	-	-
Net cash provided by (used in) investing activities	(3,870)	(2,807)	(1,729)	(1,616)	(3,784)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	3	7	-	1	9
Repayment of lease liabilities	(768)	(842)	(251)	(269)	(1,098)
Repayment of long-term loans	(17,407)	(1,517)	(15,185)	(1,116)	(2,628)
Repayment of other long-term liabilities	(17,500)	(4,120)	(11,500)	(877)	(5,626)
Proceeds from issuance of ordinary shares, net	58,231	-	58,231	-	-
Net cash provided by (used in) financing activities	22,559	(6,472)	31,295	(2,261)	(9,343)

Exchange differences on balances of cash and cash equivalent	(249)	100	328	(296)	212

Increase (decrease) in cash and cash equivalents	18,345	12,665	30,815	1,319	15,671

Cash and cash equivalents at the beginning of the period	34,258	18,587	21,788	29,933	18,587

Cash and cash equivalents at the end of the period	$52,603	$31,252	$52,603	$31,252	$34,258

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$3,880	$526	$295	$230	$551
Purchase of property and equipment and Intangible assets	$681	$134	$681	$134	$618

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 1:- General

General description of the Company and its activity

Kamada Ltd. (the “Company”) is a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, focused on diseases of limited treatment alternatives. The Company is also advancing an innovative development pipeline targeting areas of significant unmet medical need. The Company’s strategy is focused on driving profitable growth from its significant commercial catalysts as well as its manufacturing and development expertise in the plasma-derived and biopharmaceutical fields. The Company’s commercial products portfolio includes six FDA approved plasma-derived biopharmaceutical products CYTOGAM®, KEDRAB®, WINRHO SDF®, VARIZIG®, HEPAGAM B® and GLASSIA®, as well as KAMRAB®, KAMRHO (D) ® and two types of equine-based anti-snake venom (ASV) products. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Argentina, Brazil, India, Australia and other countries in Latin America, Europe, Middle East and Asia. The Company leverages its expertise and presence in the Israeli market to distribute, for use in Israel, more than 25 pharmaceutical products that are supplied by international manufacturers. During recent years added eleven biosimilar products to its Israeli distribution portfolio, which, subject to European Medicines Agency (EMA) and the Israeli Ministry of Health approvals, are expected to be launched in Israel through 2028. The Company owns an FDA licensed plasma collection center in Beaumont, Texas which currently specializes in the collection of hyper-immune plasma used in the manufacture of KAMRHO (D). In addition to the Company’s commercial operation, it invests in research and development of new product candidates. The Company’s leading investigational product is an inhaled AAT for the treatment of AAT deficiency, for which it is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial.

In November 2021, the Company acquired CYTOGAM, WINRHO SDF, VARIZIG and HEPGAM B from Saol Therapeutics Ltd. (“Saol”). The acquisition of this portfolio furthered the Company’s core objective to become a fully integrated specialty plasma company with strong commercial capabilities in the U.S. market, as well as to expand to new markets, mainly in the Middle East/North Africa region, and to broaden the Company’s portfolio offering in existing markets. The Company’s wholly owned U.S. subsidiary, Kamada Inc., is responsible for the commercialization of the four products in the U.S. market, including direct sales to wholesalers and local distributers. Refer to Note 5 in our annual Financial report for further details on this acquisition.

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 2:- Significant Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”.

b.	Implementation of new accounting standards:

Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current and subsequent amendment: Non-Current Liabilities with Covenants

The Amendment, together with the subsequent amendment to IAS 1 (see hereunder) replaces certain requirements for classifying liabilities as current or non-current. According to the Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period. According to the subsequent amendment, as published in October 2022, covenants with which the entity must comply after the reporting date do not affect classification of the liability as current or non-current. Additionally, the subsequent amendment adds disclosure requirements for liabilities subject to covenants within 12 months after the reporting date, such as disclosure regarding the nature of the covenants, the date they need to be complied with and facts and circumstances that indicate the entity may have difficulty complying with the covenants. Furthermore, the Amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity.

The Amendment and subsequent amendment are effective for reporting periods beginning on or after January 1, 2024 with earlier application being permitted. The Amendment and subsequent amendment are applicable retrospectively, including an amendment to comparative data.

The Company believes that the adoption of the Amendment will not have an effect on its financial statements.

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 3:- Significant events in the reporting period

a.	Grant of options to the purchase ordinary shares of the Company to employees, executive officers:

1.	On February 27, 2023, the Company’s Board of Directors approved the grant of options to purchase up to 147,000 options to purchase ordinary shares of the Company under the 2011 Plan and the US Appendix.

The Company granted, out of the above mentioned, to employees and executive officers the following:

Under the Israeli Share Option Plan:

-	On February 27, 2023, 60,331 options to purchase the ordinary shares of the Company, at an exercise price of NIS 16.53 (USD 4.50) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $108 thousands.

-

On March 01, 2023 3,333 options to purchase ordinary shares of the Company, at an exercise price of NIS 16.63 (USD 4.57) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated on the date of grant at $5.7 thousands.

-	On March 02, 2023 40,000 options to purchase ordinary shares of the Company, at an exercise price of NIS 16.76 (USD 4.60) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated on the date of grant at $71 thousands.

-	On April 23, 2023 40,000 options to purchase ordinary shares of the Company, at an exercise price of NIS 17.67 (USD 4.83) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated on the date of grant at $65 thousands.

Under the US Appendix:

-	On February 27, 2023 3,333 options to purchase the ordinary shares of the Company, at an exercise price of USD 4.57 per share. The fair value of the options was estimated on the date of grant was estimated at $5.80 thousands.

2.	On May 28, 2023, the Company’s Board of Directors approved the grant of 90,000 options to purchase ordinary shares of the Company, under the Israeli Share Option Plan, at an exercise price of NIS 19.46 (USD 5.25) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated on the date of grant at $217 thousands.

3.	On August 15, 2023 the Company’s Board of Directors approved the grant of 20,000 options to purchase ordinary shares of the Company, at an exercise price of NIS 20.07 (USD 5.33) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated on the date of grant at $36.8 thousands.

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 3:- Significant events in the reporting period (cont.)

4.	On August 21, 2023, the Company’s Board of Directors approved the grant of options to purchase up to 54,650 options to purchase ordinary shares of the Company under the 2011 Plan and the US Appendix.

The Company granted, out of the above mentioned, to employees and executive officers the following:

Under the Israeli Share Option Plan:

-	On August 21, 2023, 24,050 options to purchase the ordinary shares of the Company, at an exercise price of NIS 21.54 (USD 5.68) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $48 thousands.

-	On September 26, 2023, 9,050 options to purchase ordinary shares of the Company, at an exercise price of NIS 20.60 (USD 5.39) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated on the date of grant at $17 thousands.

-	On October 4, 2023, 2,500 options to purchase ordinary shares of the Company, at an exercise price of NIS 21.51 (USD 5.39) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated on the date of grant at $5 thousands.

Under the US Appendix:

-	On August 21, 2023, 7,500 options to purchase ordinary shares of the Company, at an exercise price of USD 5.86 per share. The fair value of the options was estimated on the date of grant was estimated at $18 thousands.

-	On August 30, 2023, 9,050 options to purchase ordinary shares of the Company, at an exercise price of USD 5.91 per share. The fair value of the options was estimated on the date of grant was estimated at $22 thousands.

-	On September 25, 2023, 2,500 options to purchase the ordinary shares of the Company, at an exercise price of USD 5.47 per share. The fair value of the options was estimated on the date of grant was estimated at $5.5 thousands.

5.

On September 7, 2023, Following the closing of the Private Placement to FIMI, the Company granted to the External Board of Directors members 32,000 options to purchase ordinary shares of the Company, at an exercise price of NIS 21.63 (USD 5.62) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $45 thousands.

b.	Private Placement with FIMI Opportunity Funds

On September 7, 2023, the Company closed a $60 million private placement (the “Private Placement”) with FIMI Opportunity Funds (“FIMI”), the leading private equity firm in Israel and a large existing shareholder of the Company. Under the terms of the Private Placement, the Company issued an aggregate of 12,631,579 ordinary shares to FIMI at a price of $4.75 per share (which represented the average closing price of the Company’s shares on NASDAQ during the 20 trading days prior to the date of execution of the Private Placement). Following the closing of the Private Placement, FIMI beneficially owns approximately 38% of the Company’s outstanding ordinary shares and became a controlling shareholder of the Company, within the meaning of the Israeli Companies Law, 1999.

c.	Bank Loan

On September 19, 2023, the Company paid down in full the outstanding balance of a $20,000 thousand 5-year term loan borrowed during November 2021 from Bank Hapoalim, an Israeli bank.

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 4:- Operating Segments

a.	General:

The company has two operating segments, as follows:

Proprietary Products	-	Development, manufacturing, sales and distribution of proprietary plasma-derived protein therapeutics.

Distribution	-	Distribute imported drug products in Israel, which are manufactured by third parties.

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Nine months period ended September 30, 2023
Revenues	$86,437	$19,650	$106,087
Gross profit	$38,574	$2,504	$41,078
Unallocated corporate expenses			(33,790)
Finance expenses, net			(3,883)
Income before taxes on income			$3,405

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Nine months period ended September 30, 2022
Revenues	$67,198	$16,702	$83,900
Gross profit	$29,342	$2,070	$31,412
Unallocated corporate expenses			(30,898)
Finance expenses, net			(5,719)
Income before taxes on income			$(5,205)

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended September 30, 2023
Revenues	$31,436	$6,498	$37,934
Gross profit	$13,989	$814	$14,803
Unallocated corporate expenses			(10,435)
Finance expenses, net			(1,072)
Income before taxes on income			$3,296

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended September 30, 2022
Revenues	$25,580	$6,637	$32,217
Gross profit	$12,429	$441	$12,870
Unallocated corporate expenses			(10,308)
Finance expenses, net			(2,068)
Income before taxes on income			$494

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 4:- Operating Segments (cont.)

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Year Ended December 31, 2022
Revenues	$102,598	$26,741	$129,339
Gross profit	$44,369	$2,334	$46,703
Unallocated corporate expenses			(42,171)
Finance expenses, net			(6,791)
Income before taxes on income			$(2,259)

c.	Reporting on operating segments by geographic region:

	Nine months period ended September 30, 2023
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A and North America	$62,150	$-	$62,150
Israel	3,119	19,650	22,769
Europe	6,724	-	6,724
Latin America	10,365	-	10,365
Asia	3,958	-	3,958
Others	121	-	121
	$86,437	$19,650	$106,087

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 4:- Operating Segments (cont.)

c.	Reporting on operating segments by geographic region:

	Nine months period ended September 30, 2022
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A and North America.	$52,866	$-	$52,866
Israel	3,631	16,702	20,333
Europe	2,192	-	2,192
Latin America	5,301	-	5,301
Asia	2,665	-	2,665
Others	543	-	543
	$67,198	$16,702	$83,900

	Three months period ended September 30, 2023
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A and North America.	$25,294	$-	$25,294
Israel	1,017	6,498	7,515
Europe	3,280	-	3,280
Latin America	328	-	328
Asia	1,479	-	1,479
Others	38	-	38
	$31,436	$6,498	$37,934

	Three months period ended September 30, 2022
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A and North America.	$20,597	$-	$20,597
Israel	1,377	6,637	8,014
Europe	750	-	750
Latin America	1,775	-	1,775
Asia	767	-	767
Others	314	-	314
	$25,580	$6,637	$32,217

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 4:- Operating Segments (cont.)

	Year ended December 31, 2022
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Geographical markets
U.S.A and North America	$75,851	$-	$75,851
Israel	5,290	26,741	32,031
Europe	5,277	-	5,277
Latin America	11,294	-	11,294
Asia	4,581	-	4,581
Others	305	-	305
	$102,598	$26,741	$129,339

Note 5:- Financial Instruments

a.	Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value

	Level 1	Level 2		Level 3
	U.S Dollars in thousands
September 30, 2023
Derivatives instruments	$-		$(98)	$-
Contingent consideration	-		-	(22,326)

September 30, 2022
Derivatives instruments			(180)
Contingent consideration	$-	$		$(23,705)

December 31, 2022
Derivatives instruments	$-		$(92)	$-
Contingent consideration	$-		$-	$(23,534)

During the nine months ended on September 30, 2023 there were no transfers due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.